ARIA INTERNATIONAL HOLDINGS, INC.
4821 29TH STREET NORTH
 ARLINGTON, VA 22207

April 28, 2009

Jenn Do
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D. C. 20549 -7010

Re:           Aria International Holdings, Inc.
Form 8-K Item 4.01
Filed April 23, 2009
File # 333-149256

Dear Ms. Do:

Aria International Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated April 15, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

1.
You have filed a regular Form 8-K on April 23, 2009, as the amendment to the previous Form 8-K/A dated April 17, 2009, instead of the appropriate Form 8-K/A.  Please file another Form 8-K/A as the correct third amendment so that investors can clearly understand the sequence of amendments.

Response:

The filing was inadvertently done on a regular Form 8-K on April 23, 2009.  The Company has filed another Form-8-K/A as the correct third amendment.

2.
Please include the Exhibit 16 letter dated April 23, 2009, in your amended Form 8-K/A, or provide a new updated Exhibit 16 letter from the former accountants stating whether the accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:

In response to the Staff’s comment, the Company has included the Exhibit 16 letter dated April 23, 2009 in its amended Form 8-K/A.

ARIA INTERNATIONAL HOLDINGS, INC.
4821 29TH STREET NORTH
 ARLINGTON, VA 22207

In connection with responding to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

ARIA INTERNATIONAL HOLDINGS, INC.
4821 29TH STREET NORTH
 ARLINGTON, VA 22207

If you have any further questions or comments, please do not hesitate to contact the undersigned at (703) 232-1435 or our securities counsel, Sean F. Reid, Esq. of Sichenzia Ross Friedman Ference LLP at (646) 810-05956.

Very truly yours,

/s/ Michael A. Crosby
Michael A. Crosby
Chief Executive Officer